ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 9, 2008

RECEIVED
2008 JUL 14 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08003773

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 16 2008
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
9 July 2008 (ASX: Announcement & Media Release – Activity Update)

dlw 7/15

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

9 July 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

- **Activity on Four Wells planned for 3rd Quarter**
- **+200BCF or 10million BBL Potential at Stokes Bay (FAR 8%)**
- **+50BCFE Potential at NE Waller (FAR 34%). First well July or August.**
- **+ 150,000 BBLs Oil and 1 BCF gas at Lake Long, South Louisiana (FAR 31.37% deep sand and 1.375% shallow sands)**
- **Farm-Out marketing of +1 billion BBL potential Senegal project (FAR 30%)**

Stokes Bay Summary

- Testing programme at Stokes Bay-1 has resumed
- Pre-test the presence of both porosity and significant permeability in the Nullara reef section is encouraging
- The well also encountered two sands with oil and gas shows in the Lower Anderson Formation
- Testing at Stokes Bay heralds an active September quarter for FAR with testing at Stokes Bay-1, two wells at NE Waller, Texas and one well at Lake Long in Louisiana

Stokes Bay, EP 104, Canning Basin, WA (FAR 8%)

Testing of Stokes Bay-1

Given the focus on gas supply problems in Western Australia stemming from the Vanarus Island gas explosion, FAR welcomes the resumption of the test programme at Stokes Bay-1 now in progress.

The Stokes Bay-1 well was completed for testing in November 2007 after intersecting a cavernous Nullara Formation limestone reservoir where all drilling fluids were lost into the formation together with high reservoir pressures being recorded. The lost circulation zone is suggestive of a porous and permeable reservoir capable of hosting hydrocarbons. The presence of both porosity and significant permeability in the Nullara reef section is encouraging. Development of vugular porosity in this section is a well recognised play, having previously been the target of exploration in the Basin, and hosts oil production at Blina some 100km to the SE.

Testing of the well was curtailed due to the onset of the Kimberley wet season. Should the well be commercially productive better access facilities would be constructed to allow year round production.

Nullara Formation Potential

At Stokes Bay-1 the Nullara trend of hydrocarbons could extend 4.5 kms to the south east to Point Torment-1 (where Nullara limestones flowed 134,000 cubic feet of gas per day with a trace of oil) and up to 7kms to the north west where the Pinnacle Fault curves to the west.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

The trend is bounded to the southwest by the Pinnacle Fault where the Nullara limestones dip steeply into the basin and were intersected in Valentine-1 some 650 metres deeper than Stokes Bay-1. For the trap to be effective, the Nullara Trend must also be stratigraphically trapped updip and to the north east by either tight limestones or lagoonal shales.

The Stokes Bay-1 Nullara Formation is 80 metres high to the Nullara gas test at Point Torment-1. There is drilled to date a 40 to 45 metre intersection of the Nullara limestones in Stokes Bay-1.

The areal closure could be up to 17km^2. The testing to date has not provided any formation fluids from the Nullara and the presence of hydrocarbons and the extent of the reservoir parameters will be determined by the planned testing of the well.

West Kora (FAR 12%)

The potential for oil in this area is demonstrated by the West Kora Oilfield located within Application for a Production Licence L98-1. West Kora-1 is a completed oil well, which has the potential to be placed back on production to the existing West Kora-1 Tank Farm. West Kora-1 in particular, emphasises the potential for further oil discoveries along the Pinnacle Fault Trend and in the Stokes Bay- 1 well. Successful testing at Stokes Bay-1 will enhance the timing of settling the grant of the Production Licence with the Department of Industry and Resources and together with a workover of the West Kora-1 well, an application and safety case to re-commence production at West Kora-1.

ONSHORE CANNING BASIN EP 104/R1 AND L98-1

TEST STOKES BAY-1 2008


KIMBERLEY
BLOCK
KING SOUND
LENNARD
SHELF
DERBY
LLOYD
BOUNDARY
WEST TERRACE
SUNDOWN
BLINA
WEST KORA
WORKOVER
ON STOKES
BAY SUCCESS
EP 104
PRODUCTION LICENCE L98-1
APPLICATION
RETENTION
LEASE R1
TEST STOKES BAY-1

TEST STOKES BAY-1

- PERMITS EP 104, RETENTION LEASE R1 AND APPLICATION FOR PRODUCTION LICENCE
- STOKES BAY 1 WELL HAS POTENTIAL RECOVERABLE RESERVES IN THE NULLARA ESTIMATED BY EMPIRE OIL & GAS NL TO BE 200 BILLION CUBIC FEET OF GAS OR 12 MILLION BARRELS OF OIL. THE ANDERSON FORMATION IS ESTIMATED TO BE 50 BILLION CUBIC FEET OF GAS OR 3 - 5 MILLION BARRELS OF OIL.

WEST KORA-1

- WORKOVER AND TEST OF THE WEST KORA 1 OILWELL UPON SUCCESSFUL STOKES BAY-1 WELL

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

NE Waller Summary

- FAR is the lead participant in this onshore NE Waller, Texas Gulf Coast exploration opportunity with a 34% working interest
- Locations built – Drilling Rig being sourced for 2 well back to back program. **First well expected to spud in July or August.**
- Drilling locations selected from large prospect inventory
- Potential in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated
- Deeper objectives offer significant additional potential

NE Waller, Onshore US Gulf Coast (FAR 34%)

The Operator is currently sourcing a rig to commence a two well back to back program at NE Waller. Drilling locations have been completed for these two wells selected from a large drilling inventory. Details concerning the two prospects selected as early drilling targets follow:

The first is a primary Frio target, F1, at a measured depth of 3,850 feet. Over 440 acres of closure are mapped at this level. The F1 zone displays a seismic amplitude anomaly believed to be a gas indicator. The Frio horizon immediately above the primary target, F2, also displays an amplitude anomaly. This location will test the edge of the F2. The well will be drilled to 4,500 feet to evaluate additional potential reservoirs still under closure.


Frio


Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

The second prospect is mapped as a counter regionally dipping fault with a significant upthrown structural closure in the Eocene Cockield and Yegua interval. Both horizons are important oil and gas producers in the immediate area. Reservoir quality and thickness are assured at this location. Both sand sequences are regional in deposition and are present in nearby wells.


Yegua



FAR has elected to participate in both wells with estimated total dry hole costs in the order of US$300,000 and US$500,000 respectively. Drilling of these shallow wells will commence as soon as a rig has been contracted.

Additional Prospects

In addition to the prospects selected for near term drilling additional prospects have been mapped. At Lower Wilcox Level a lead on 2D has been confirmed on 3D data as two large prospects separated by a structural saddle.

N. E. WALLER 3D PROSPECT SAMPLER


Lower Wilcox



Objective	Acres	Depth (Ft.)	Content
Lower Wilcox 1,2	434 + 172	11,000	Gas

A sizeable feature has also been mapped in the Cretaceous Glen Rose section at 23,000 feet.


N. E. WALLER 3D PROSPECT SAMPLER
Glen Rose
Strike Line
Glen Rose
Dip Line
Objective
Glen Rose
Acres
850
Depth (Ft.)
23,000
Content
Gas

Background

Shooting of the NE Waller 3D seismic survey was completed by Quantum Geophysical Inc during the first week of November 2007 and all the 3D field data delivered to Generation Services Group, LC, of Houston for processing. Data quality is excellent. The final surveyed area comprised some 41 plus square miles.

The 3D seismic survey covered a lightly explored area, on trend with significant Yegua and Wilcox production and was designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase planned for 2008.

In total 22,216 gross acres (approx 17,484 net) have been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for future exploration.

Primary objectives comprise multiple normally pressured prolific Yegua and Wilcox sands in structural traps. The area evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional objectives comprise highly productive Frio and Midcox sands. These sands have produced primarily from stratigraphic traps. The shallow sands are especially prone to displaying 3D amplitude anomalies

Deeper potential is also present in a number of high risk – high potential objectives which lie within the Cretaceous section.

The 3D program is being used to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

S.L. 328 #28 ST well, Lake Long Field, Lafourche Parish, South Louisiana (FAR 31.375% (14 Sand only) and 1.375% (Shallow sands)

Early planning has commenced for the drilling of a further well at Lake Long. Preliminary plans call for the S.L. 328 #28 ST well to be sidetracked out of the #28 original well bore and directionally drilled to test four sands between 6700' and 7400' that have produced in down dip wells in the field. Based on 3D seismic and subsurface data the targets at this level will be at the crest of the structure. The original #28 well is currently shut in having depleted recoverable reserves.

In addition, the well will be directionally drilled to a total depth of 8,500 feet into an upthrown block to test the deeper 14 Sand, which is interpreted to be productive by logs and sidewall cores in the nearby #6 well. The productivity of the 14 Sand is also supported by an energy absorption anomaly and increased amplitude on the crest of the structure.


28 ST Well Path
Shallow Objectives
6950
Deepest Objective
14 Sand

On a dry hole basis the well is estimated to cost approximately US$1.8million. There is low risk of a dry hole due to the multiple objectives. Timing is scheduled for September 2008.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 7, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
7 July 2008 (ASX: Announcement & Media Release – Stokes Bay-1)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

7 July 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

STOKES BAY 1 WELL INSPECTION AND PRESSURE TESTING

The Company has been advised by the Operator, Arc Energy Limited, that the EP104/R1 Joint Venture has undertaken well inspection operations at the Stokes Bay 1 well to assist in the design of the definitive testing program.

On inspecting the location it was noted that there is minor flood damage to the roadway and pad with access currently possible for light vehicles and relatively minor repairs required for heavy vehicle access.

Operations at the well included removal of the back pressure valve on the well and installation of the well head and pressure gauges. The well head pressure was noted to be 1200psi. On opening the well to the test pit, it flowed gas for approximately six minutes before slugging mud and gas with flow ceasing after some 30 minutes.

After an overnight shut-in the well head pressure was noted as 250 psi but there was no significant flow. The well has now been shut-in and the crew has demobilised.

These results are interpreted to be very encouraging with the gas flowing either from the Laurel gas sands below the 7 inch casing shoe or from the Nullara reef section. The noted presence of gas and well-head pressure will assist in the evaluation of the best method to undertake a definitive test of the reservoir. ARC will now undertake this evaluation for review by the joint venture.

Participants in Stokes Bay 1 (post earning) are:

ARC Energy Limited	38.95% (Operator)
Empire Oil and Gas NL	14.80%
Emerald Oil & Gas NL	12.75%
Pancontinental Oil & Gas	10.00%
Phoenix Resources PLC	10.00%
First Australian Resources Limited	8.00%
Indigo Oil	5.50%

For information on FAR's drilling activities visit our website at www.far.com.au

END

Unit 81, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au